Issuer Free Writing Prospectus, dated March 6, 2017

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration No. 333-204002

Enable Midstream Partners, LP

Pricing Term Sheet

$700,000,000 4.400% Senior Notes due 2027

Issuer:	Enable Midstream Partners, LP

Ratings:*	Baa3 (Moody’s) / BB+ (S&P) / BBB- (Fitch)

Pricing Date:	March 6, 2017

Settlement Date:	March 9, 2017 (T+3)

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2017

Denominations:	$2,000 x $1,000

Use of Proceeds:	The Partnership intends to use the net proceeds from this offering for general partnership purposes, including to repay amounts outstanding under its revolving credit facility.

Principal Amount:	$700,000,000

Title:	4.400% Senior Notes due 2027

Maturity Date:	March 15, 2027

Benchmark Treasury:	2.250% due February 15, 2027

Benchmark Treasury Price and Yield:	97-26+; 2.498%

Spread to Benchmark Treasury:	T+195 bps

Coupon:	4.400%

Price to Public:	99.615%

Net Proceeds (before expenses):	$692,755,000

Yield to Maturity:	4.448%

Make-Whole Call:	T+30 bps

Par Call:	On or after December 15, 2026

CUSIP/ISIN:	292480AK6 / US292480AK65

Joint Book-Running Managers:

Citigroup Global Markets Inc.

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                    Incorporated

Mizuho Securities USA Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:	BBVA Securities Inc. Deutsche Bank Securities Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC KeyBanc Capital Markets Inc.

Pro Forma Ratio of Earnings to Fixed Charges:	After giving effect to this offering and the application of the net proceeds as described in “Use of Proceeds” in the preliminary prospectus supplement, the ratio of earnings to fixed charges on a pro forma basis would have been 3.25x for the fiscal year ended December 31, 2016.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Citigroup Global Markets Inc. at (800) 831-9146, MUFG Securities Americas Inc. at (877) 649-6848 or RBC Capital Markets, LLC at (866) 375-6829.

This pricing term sheet supplements the preliminary prospectus supplement issued by Enable Midstream Partners, LP on March 6, 2017 relating to their prospectus dated May 8, 2015.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.